EXHIBIT 4

First Quarter 2011

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of operations

Net income totaled $1,402 million, a slight decrease compared to the $1,439 million recorded in first quarter 2010. In the context of colder temperatures in 2011, Hydro-Québec Production reduced its net export volume somewhat in order to meet electricity demand in Québec.

Consolidated operations

Revenue totaled $3,853 million, compared to $3,821 million in 2010. In Québec, revenue from electricity sales amounted to $3,358 million, a $193-million increase over 2010 due essentially to a 2.7-TWh volume increase stemming from the fact that temperatures were close to normal in winter 2011, whereas they had been exceptionally mild in 2010. Revenue from electricity sales on markets outside Québec was $414 million, a $151-million decrease resulting from higher demand for electricity in Québec.

Total expenditure amounted to $1,831 million, or $87 million more than in 2010. It should be mentioned that, in 2010, the mild winter temperatures led to the recognition of a $105-million regulatory asset for revenue variances related to climate conditions, namely the differences between Hydro-Québec Distribution’s actual transmission and distribution revenue and the revenue forecasts established on the basis of the climate normal for rate application purposes. Taxes decreased by $19 million following the abolition of the capital tax in 2011.

Generation

Segmented operations

Hydro-Québec Production posted net income of $782 million, a decrease of $42 million compared to first quarter 2010. The $156-million decrease in net electricity exports was partly offset by a $136-million increase in revenue from electricity sales to Hydro-Québec Distribution on account of the colder temperatures in winter 2011.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $135 million, a $3-million decrease from 2010 due, among other things, to a $2-million decrease in revenue from native load transmission service following a decision by the Régie de l’énergie in May 2011.

Distribution

Hydro-Québec Distribution recorded net income of $477 million, which is stable compared to the same period of 2010. Revenue from electricity sales increased because of the colder temperatures in winter 2011. The increase was offset by higher electricity purchases and by the recognition, in 2010, of a regulatory asset for revenue variances related to climate conditions.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and Société d’énergie de la Baie James.

The volume of activity in this segment totaled $409 million in first quarter 2011, compared to $512 million in 2010. Among the major projects under way for Hydro-Québec Production are Eastmain-1-A/Sarcelle/Rupert and Romaine-2. Work in progress for Hydro-Québec TransÉnergie mainly revolves around connecting new generating facilities and continued investment in asset sustainability projects.

Investment

As at March 31, 2011, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $749 million, compared to $825 million in 2010. As expected, a large portion of this amount was devoted to the major capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert and Romaine-2 hydroelectric developments.

Hydro-Québec TransÉnergie continued investing in its transmission system to integrate new hydroelectric and wind capacity in Québec. It also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and ensure the quality of its facilities, especially those related to distribution automation. It also continued implementation of the Energy Efficiency Plan.

Page 2	First Quarter 2011

Financing

In January 2011, the reopening of the debenture issue made in January 2009 and maturing in February 2050 raised $0.5 billion at a rate of 4.60%. Hydro-Québec also issued $1.5 billion of floating-rate notes maturing in 2015. These borrowings were all contracted on the Canadian market.

The financing program for 2011 amounts to more than $3.0 billion. The amounts raised will be used to support the investment program and to refinance debt maturing during the year, among other things.

	/s/ Michael L. Turcotte	/s/Thierry Vandal

	Michael L. Turcotte	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer
May 20, 2011

First Quarter 2011	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2011	2010
Revenue		3,853	3,821
Expenditure
Operations		599	631
Electricity and fuel purchases		340	333
Depreciation and amortization	4	615	617
Taxes		253	272
Regulatory deferrals		24	(109)
		1,831	1,744
Operating income		2,022	2,077
Financial expenses	5	620	638
Net income		1,402	1,439

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended March 31
	2011	2010
Balance, beginning of period	13,965	13,336
Net income	1,402	1,439

Balance, end of period	15,367	14,775

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2011

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	As at March 31, 2011	As at December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	579	80
Short-term investments	215	1,230
Accounts receivable and other receivables	2,574	1,813
Derivative instruments	1,398	889
Regulatory assets	58	43
Materials, fuel and supplies	297	321
	5,121	4,376
Property, plant and equipment	55,659	55,512
Goodwill and intangible assets	1,238	1,235
Investments	116	114
Derivative instruments	958	952
Regulatory assets	1,112	1,144
Other assets	2,691	2,565

	66,895	65,898
LIABILITIES
Current liabilities
Borrowings	844	18
Accounts payable and accrued liabilities	1,847	2,017
Dividend payable	-	1,886
Accrued interest	504	909
Derivative instruments	435	308
Regulatory liabilities	71	58
Current portion of long-term debt	1,378	1,933
	5,079	7,129
Long-term debt	37,954	36,439
Asset retirement obligations	517	504
Derivative instruments	2,130	2,114
Regulatory liabilities	-	1
Other long-term liabilities	851	857
Perpetual debt	275	288
	46,806	47,332
EQUITY
Share capital	4,374	4,374
Retained earnings	15,367	13,965
Accumulated other comprehensive income	348	227
	15,715	14,192
	20,089	18,566
	66,895	65,898

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/Michael L. Turcotte
Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

First Quarter 2011	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2011	2010
Operating activities
Net income		1,402	1,439
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	615	617
Amortization of premiums, discounts and issue expenses related to debt securities	5	26	32
Regulatory deferrals		24	(109)
Other		(52)	(92)
Change in non-cash working capital items	6	(1,343)	(1,128)
Net change in accrued benefit assets and liabilities		(122)	(140)
		550	619
Investing activities
Additions to property, plant and equipment		(687)	(775)
Additions to intangible assets		(28)	(17)
Cash receipts from the government reimbursement for the 1998 ice storm		2	5
Disposal of investments		1	-
Costs related to Energy Efficiency Plan		(34)	(33)
Net disposal of short-term investments		1,017	1,580
Other		2	1
		273	761
Financing activities
Issuance of long-term debt		1,960	534
Repayment of long-term debt		(772)	(12)
Cash receipts arising from credit risk management		638	90
Cash payments arising from credit risk management		(1,092)	(259)
Net change in short-term borrowings		830	643
Dividend paid		(1,886)	(2,168)
		(322)	(1,172)
Foreign currency effect on cash and cash equivalents		(2)	(5)
Net change in cash and cash equivalents		499	203
Cash and cash equivalents, beginning of period		80	472
Cash and cash equivalents, end of period		579	675
Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2011

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended March 31
	2011	2010
Net income	1,402	1,439
Other comprehensive income
Change in deferred gains on items designated as cash flow hedges	160	25
Reclassification to operations of deferred gains on items designated as cash flow hedges	(39)	(164)
	121	(139)
Comprehensive income	1,523	1,300

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2011	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2011 and 2010

Amounts shown in tables are in millions of Canadian dollars.

Note 1	Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Pre-changeover Accounting Standards,” and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2010.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2010.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2	Change in Accounting Policy

Future Change

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises would be required to apply International Financial Reporting Standards (IFRS) in their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. In September 2010, the AcSB authorized rate-regulated entities to defer the adoption of IFRS to January 1, 2012. Since Hydro-Québec is entitled to exercise this deferral right, it will present its 2011 financial statements in accordance with Part V of the CICA Handbook, “Pre-changeover Accounting Standards.”

Note 3	Effects of Rate Regulation on the Consolidated Financial Statements

Transmission

In decision D-2011-061 of May 5, 2011, the Régie set Hydro-Québec’s power transmission rates for 2011. The new rates take into account a 7.21% return on the rate base, assuming a capitalization with 30% equity.

Distribution

In decision D-2011-036 of March 31, 2011, the Régie imposed an across-the-board reduction of 0.41% in Hydro-Québec’s electricity rates, effective April 1, 2011. This reduction takes into account a 7.26% return on the rate base, assuming a capitalization with 35% equity.

In decision D-2011-028 of March 9, 2011, the Régie authorized the amortization of an amount of $33 million in 2011 for the 2010 revenue variances related to climate conditions, stipulating that the balance of these variances must be amortized over five years as of 2012, in compliance with decision D-2009-016. An amortization expense of $8 million was recorded in this regard for the three months ended March 31, 2011.

In decisions D-2011-039 and D-2011-028, the Régie also asked the Transmission Provider and the Distributor to recognize in a separate account the variances between the recognized pension cost and the cost authorized in the rate decisions. The amortization terms and conditions for this account have not yet been determined. As at March 31, 2011, an amount of $12 million had been recognized as a regulatory liability.

Page 8	First Quarter 2011

Note 4    Depreciation and Amortization

	Three months ended March 31
	2011	2010
Property, plant and equipment	542	538
Intangible assets	27	24
Regulatory assets and liabilities	45	55
Write-offs	1	-
	615	617

Note 5    Financial Expenses

	Three months ended March 31
	2011	2010
Interest
Interest on debt securities	619	615
Amortization of premiums, discounts and issue expenses related to debt securities	26	32
	645	647
Net exchange loss	8	10
Guarantee fees related to debt securities	47	46
	55	56
Less
Capitalized financial expenses	76	63
Net investment income	4	2
	80	65
	620	638

Note 6    Supplementary Cash Flow Information

	Three months ended March 31
	2011	2010
Change in non-cash working capital items
Accounts receivable and other receivables	(764)	(548)
Materials, fuel and supplies	24	9
Accounts payable and accrued liabilities	(188)	(175)
Accrued interest	(415)	(414)
	(1,343)	(1,128)
Investing activities not affecting cash
Increase in property, plant and equipment	13	62
Interest paid	944	928

First Quarter 2011	Page 9

Note 7	Employee Future Benefits

			Three months ended March 31
	Pension Plan		Other plans
	2011	2010	2011	2010
Accrued benefit cost recognized	30	5	31	29

Note 8	Segmented Information

The following tables contain information related to operations and assets by segment:

		Three months ended March 31, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	454	16	3,376	—	7	—	3,853
Intersegment	1,523	746	20	409	323	(3,021)	—
Net income	782	135	477	—	5	3	1,402
Total assets as at March 31, 2011	30,911	18,188	13,292	452	4,321	(269)	66,895

	Three months ended March 31, 2010
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	614	17	3,177	—	13	—	3,821
Intersegment	1,447	768	19	512	323	(3,069)	—
Net income (loss)	824	138	476	—	(2)	3	1,439
Total assets as at March 31, 2010	29,960	17,787	12,740	431	4,233	(308)	64,843

Note 9	Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period, or restated in accordance with the changes to accounting policies described in Note 2 to the consolidated financial statements published in Hydro-Québec’s Annual Report 2010.

Page 10	First Quarter 2011

CONSOLIDATED FINANCIAL HIGHLIGHTS

In millions of Canadian dollars (unaudited)	Three months ended March 31
Summary of Operations	2011	2010	Change (%)
Revenue	3,853	3,821	0.8	é

Expenditure	1,831	1,744	5.0	é

Financial expenses	620	638	2.8	ê

Net income	1,402	1,439	2.6	ê

First Quarter 2011	Page 11

Highlights

Generation

A model for environmental integration

In its twelfth annual inventory of global electricity production from renewable sources, the Observatoire des énergies renouvelables (Observ’ER) noted that the Eastmain-1-A/ Sarcelle/Rupert project constitutes “a prime example of how to incorporate environmental constraints.” Based in France, Observ’ER is a world reference in the fields of renewable energy and sustainable development.

Transmission

Decisions of the Régie de l’énergie

In February, the Régie de l’énergie authorized Hydro-Québec TransÉnergie to build Lachenaie substation north of Montréal, to connect it to the grid by looping an existing 315-kV circuit and to perform related work. This $51-million project will help meet long-term demand in the Mille-Îles Est–Lanaudière area. The facilities are scheduled to come on stream in October 2013.

Also in February, the Régie gave its approval to the project to rebuild 315/120/25-kV Bélanger substation, to build a 315-kV tap line for this facility, to modify Duvernay, Montréal-Nord and Bout-de-l’Île substations, and to carry out related work on the distribution system. The total cost of the project is $190 million and commissioning is planned for April 2014.

In March, the Régie authorized Hydro-Québec TransÉnergie to build 315/120-kV Pierre-Le Gardeur substation. This $87-million project will help meet Hydro-Québec Distribution’s regional load growth. Commissioning is scheduled for October 2014.

In May, the Régie set Hydro-Québec TransÉnergie’s power transmission rates and conditions of service for 2011. Among other things, the decision calls for a decrease in revenue from native load transmission service, down to $2,645 million from $2,651 million.

Distribution

Decision of the Régie de l’énergie

The Régie de l’énergie’s decision for the 2011–2012 rate year calls for an across-the-board reduction of 0.41% in Hydro-Québec Distribution’s rates, effective April 1, 2011.

Energy efficiency

Hydro-Québec has reached the milestone of 300,000 energy-hungry fridges and freezers collected under the RECYC-FRIGO Environnement™ program. Given the great public response, the program has been extended until the end of 2011.

Page 12	First Quarter 2011

Technological innovation

Partner in excellence

L’École de technologie supérieure (ÉTS) paid tribute to Hydro-Québec with an award for its excellence as a partner in research and innovation. Hydro-Québec’s researchers have collaborated with those at the engineering school on numerous projects in such fields as electric grid simulation, atmospheric icing and dielectric materials. In addition, Hydro-Québec Production and Hydro-Québec’s research institute are among the six cofounders of the ÉTS-led Consortium de recherche en fabrication et réparation des roues d’eau [research consortium on runner manufacturing and repair], which was launched in 2011.

Environment

Ten years of commitment to the environment

Created on March 1, 2001, the Fondation Hydro-Québec pour l’environnement is celebrating 10 years of commitment to the environment in all of Québec’s administrative regions. Over the past decade, it has allocated $9.7 million to 160 projects designed to protect natural environments that are crucial to sustaining plants and wildlife.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4 Ce document est également publié en français. www.hydroquebec.com ISSN 0848-5836